Vf 3/18/04

04015974

AM 3-17-2004

SECURI[TIES AND EXCHANGE COMMI]SSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 1 2004
158

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SEC FILE NUMBER
8- ~~45025~~ 47217

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN: Keating Investments, LLC
NN: Keating Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5251 DTC Parkway, Suite 1090
(No. and Street)

Greenwood Village (City) CO (State) 80111-2739 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy J. Keating (720) 889-0131
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Timothy J. Keating swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keating Securities, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MY COMMISSION EXPIRES 4/1/2007

MELISSA D. SALINAS NOTARY PUBLIC STATE OF COLORADO

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

KEATING SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Members of
Keating Securities, LLC

We have audited the accompanying statement of financial condition of Keating Securities, LLC as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Keating Securities, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 20, 2004

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

KEATING SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS	
Securities Owned:	
Marketable, at market value	$ 277,722
Restricted and not readily marketable, at fair value	526,726
Due from Broker	288,677
Cash	255,112
Property and Equipment - net of accumulated depreciation of $35,481	43,222
Other Assets	62,621
Total Assets	$1,454,080
LIABILITIES	
Securities Sold Short, at fair value	$ 8,477
Accrued Expenses	30,000
Accounts Payable and Other Liabilities	93,965
	132,442
Commitment	
Members' Equity Subject to Mandatory Redemption	1,321,638
Total Liabilities	$1,454,080

See Notes to Statement of Financial Condition

KEATING SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2003

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Keating Securities, LLC (the "Company"), is a limited liability company organized in Delaware during 2003. The Company merged with Keating Investments, LLC ("Investments"), a broker-dealer owned by the same Members of the Company, in June 2003. The merger was accounted for at historical cost.

The principal activities of the Company are to engage in proprietary equity transactions, private placement of securities, best efforts underwriting and market-making in a maximum of 10 securities for interdealer transactions only. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

Investments in securities traded on a national securities exchange or listed on Nasdaq are valued at the last reported sales price on the last business day of the year. Investments in securities which are not actively traded are valued at fair value as determined by the managing member of the Company. Those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed.

The Company records transactions in securities and the related revenue and expenses on a trade-date basis.

The Company maintains cash in bank deposit accounts which may, at times, exceed federally insured limits. The Company believes that there is no credit risk associated with respect to those accounts.

No provision for federal income taxes has been made since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its Members on their individual tax returns.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management.

2. RECEIVABLE FROM CLEARING BROKER:

The clearing and depository operations for the Company's proprietary transactions are provided by First Options of Chicago, Inc. and Wells Fargo Investments, LLC, which are members of major securities exchanges.

At December 31, 2003, the marketable securities owned and amount due from broker reflected in the statement of financial condition are positions with and amounts due from these clearing brokers.

3. NOTE RECEIVABLE:

At December 31, 2003, the Company had a note receivable from American Innovations Inc. ("AI"), a privately held company, in the amount of $50,000, plus accrued interest of $13,333. The note was originally due in March 2003 but was extended until such time as AI is able to obtain outside financing. Due to the financial statues of AI, the Company has fully reserved for the note and related interest resulting in an allowance of $63,333.

4. SECURITIES SOLD SHORT: Subsequent market fluctuations may require the Company to purchase these securities at prices that differ from the market value reflected in the statement of financial condition.

5. MEMBERS' EQUITY SUBJECT TO MANDATORY REDEMPTION: Pursuant to the membership operating agreement, a Member's interest will be redeemed in the event of the death of such Member. Therefore, Members' equity is reclassified as a liability on the statement of financial condition according to Statement of Financial Accounting Standards No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.*

6. RELATED PARTY TRANSACTIONS: During the year, the Company sold 20,000 shares of AI, deemed worthless by the Company, to two officers of the Company for $1,000. The $1,000 is a receivable from these officers at December 31, 2003.

7. NET CAPITAL REQUIREMENT: As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2003, the Company had net capital of $484,405, which exceeded the requirement by $384,405.

8. COMMITMENT: The Company is obligated under noncancelable operating lease for office space expiring September 30, 2008. The aggregate minimum future payments under this lease are payable as follows:

Year ending December 31,

2004	$47,687
2005	49,002
2006	50,318
2007	51,633
2008	39,465
	$238,105

The lease is subject to escalation for the Company's proportionate share of increases in real estate taxes and other operating expenses.

KEATING SECURITIES, LLC

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2003

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

RECEIVED MAR - 1 2004 158

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
Keating Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Keating Securities, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications and comparisons

2. Recordation of differences required by 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Keating Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 20, 2004